

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

July 6, 2017

<u>Via E-mail</u>
Ms. Karri R. Callahan
Chief Financial Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, CO 80237

**Re: RE/MAX Holdings, Inc.
          Form 10-K for the fiscal year ended December 31, 2016
          Filed February 24, 2017
          File No. 001-36101**

Dear Ms. Callahan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities